M. Timothy Elder

Direct Dial: 404-815-3532

Direct Fax: 404-685-6832

E-Mail: telder@sgrlaw.com

September 3, 2010

VIA EDGAR AND FAX TRANSMISSION (202-772-9202)

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	AirTran Holdings, Inc.
Form 10-K for the year ended December 31, 2009
File No. 001-15991

Dear Mr. Humphrey:

We have today electronically filed with the Securities and Exchange Commission on behalf of AirTran Holdings, Inc. (the “Company”) this response to your letter dated August 26, 2010 with respect to your review of certain items in the Company’s Form 10-K for the year ended December 31, 2009. This letter will respond to each of your comments in the order presented in your letter. The Staff comments from the August 26, 2010 letter are reproduced below in bold-faced text followed by respective responses on behalf of the Company. A courtesy copy of the filing has been forwarded to Ms. Shifflett via facsimile transmission at the fax number listed above. Any references herein to Airways mean AirTran Airways, Inc., a wholly owned subsidiary of the Company.

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

September 3, 2010

Page -2-

Form 10-K (Fiscal Year Ended December 31, 2009)

Risk Factors, page 15

1.	We note references to “risks set forth elsewhere” in the report and “additional risks not presently known to us or that we currently deem immaterial,” as well as reference to the “Forward-Looking Statements” section. All material risks should be discussed in the section titled “Risk Factors.” In addition, if risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.

The Company believes that all material risks are discussed in the Risk Factors section. In future filings, the Company will remove the language “In addition to the risks set forth elsewhere in this annual report, including without limitation in Items 1, 7, 7A, and 9A”, and “In addition, please read “Forward-Looking Statements” in this annual report, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this annual report. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.”

Liquidity and Capital Resources

2009 Operating, Investing and Financing Activities, page 44

2.	We note the reference on page 46 to your sale of frequent flier credits to a co-branded credit card issuer in August 2008 for $20 million. Although we note your disclosures on pages 52 and 70 regarding your frequent flyer program, please tell us more about the arrangement and your method of valuing and accounting for the sale of credits. Explain how you determined the fair value of the miles sold, and the method used to determine the air transportation component and any marketing component.

In August 2008, the Company entered into an amendment to its then existing agreement with its co-branded credit card issuer for such issuer to prepay for the purchase of a specified number of frequent flyer credits. The Company has determined that the payment it received as a pre-purchase of frequent flyer credits should be accounted for as debt. The Company recorded the $20 million proceeds received as cash and the present value of the prepayment as debt, with the resulting small difference recorded as deferred marketing revenue, which is being amortized into income over the term of the agreement. Third parties agree to pay a pre-determined price per frequent flyer credit. Credits sold contain some level of restrictions on their use. The Company accounts for amounts received from the sale of credits (including amounts purchased by the credit card issuer with the balance of the prepayment) by:

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

September 3, 2010

Page -3-

•	deferring the fair value of AirTran’s obligation to provide future transportation associated with the credits (the travel component); and

•	recognizing the remainder of amounts received in excess of the obligation to provide future transportation as marketing revenue (the marketing component).

The fair value of the Company’s obligation to provide future travel is estimated using the Company’s average ticket sales prices for tickets that contain similar restrictions on ticket usage.

Year 2010 Cash Requirements and Potential Sources of Liquidity, page 47

3.	On page 74, you state that your agreement with Boeing requires you to make pre-delivery deposits for new aircraft, which have typically been funded with debt from banks or other financial institutions. However, since you currently have no such financing in place for future deliveries, please expand your disclosure to discuss the consequences if (for whatever reason) you are unable to arrange the necessary financing.

The Company respectfully submits that all disclosure that is material to investors has been provided and, accordingly, that no amendment to the Form 10-K is necessary. In particular, the Company draws your attention to the disclosure that “We believe that our existing liquidity and forecasted 2010 cash flows will be sufficient to fund our operations and other financial obligations in 2010.” However, to address the Staff’s comment and expand the disclosure, the Company would propose to add the following additional disclosure in future periodic filings, including the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2010, in its discussion of Liquidity and Capital Resources – Aircraft Related Commitments, Financing Arrangements and Transactions:

“Our B737 contract with Boeing requires us to make pre-delivery deposits to Boeing. Although we typically have financed a significant portion of our pre-delivery deposit requirements with debt from banks or other financial institutions, we currently have no such financing in place for future deliveries. In recent years, we have rescheduled new aircraft deliveries to moderate our rate of growth and accordingly, we have stretched out our aircraft purchase obligations through 2017. We currently believe that our cash resources will be sufficient to satisfy our pre-delivery deposit obligations. Should our existing cash resources be insufficient, we may seek to: obtain additional debt financing or equity capital; further revise our aircraft delivery schedule; and/or amend the terms of our aircraft purchase agreement, including those provisions relating to pre-delivery deposits.”

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

September 3, 2010

Page -4-

Note 15 – Quarterly Financial Data, page 99

4.	On an ongoing basis, please describe the effects of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter. Your attention is invited to Item 302(a)(3) of Regulation S-K.

The Company believes it has historically ensured and the Company will continue to endeavor to ensure that the effect of all unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter are disclosed in its Quarterly Financial Data Footnote, as required by Item 302(a)(3) of Regulation S-K.

Definitive Proxy Statement filed April 2, 2010

Approval of Related Party Transactions, page 8

5.	Please confirm that in future filings you will provide the disclosure required by Item 404(b) of Regulation S-K including the types of transactions that are covered by such policies and procedures and the standards to be applied pursuant to such policies and procedures.

The Company confirms that in future filings it will enhance it discussion of Related Party Transactions to more fully address the matters required by Item 404(b).

Executive Compensation, page 23

6.	It appears that the 2009 short-term incentives described on pages 27 through 30 are non-equity incentive plans as defined in Item 402(a)(6)(iii) of Regulation S-K. Please confirm that in future filings you will provide Threshold, Target, and Maximum Estimated Future Payouts under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards Table and that you will disclose the dollar value of earnings pursuant to awards under non-equity incentive plans under “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table.

In future filings, the Company will treat the short-term incentives described on pages 27 through 30 of its proxy statement as compensation payable pursuant to a non-equity incentive plan as defined in Item 402(a)(6)(iii), will provide threshold, target, and maximum estimated future payouts, as applicable, in the Grant of Plan-Based Awards Table, and disclose the dollar value with respect thereto under “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table, except if the Committee, in the exercise of discretion, pays an amount over and above the amounts earned by meeting the performance measure in such non-equity incentive plan, then the Company will report such excess amount in the Bonus column in accordance with

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

September 3, 2010

Page -5-

the Staff’s Guidance in the answer to Question 4.02 in http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm

********

Closing Comments

Transmitted with this letter is a letter from the Company acknowledging the matters requested by the Staff.

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for AirTran Holdings, Inc.

MTE:fls

cc:	Arne G. Haak – AirTran Holdings, Inc.
Steven A. Rossum, Esq. – AirTran Holdings, Inc.
Howard E. Turner, Esq. – Smith, Gambrell & Russell, LLP
Kristin Shifflett

September 3, 2010

VIA EDGAR AND FACSIMILE TRANSMISSION (202-772-9202)

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	AirTran Holdings, Inc.
Form 10-K for the year ended December 31, 2009
File No. 001-15991

Dear Mr. Humphrey:

In response to the Staff’s request in your letter dated August 26, 2010, AirTran Holdings, Inc. hereby acknowledges that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3) The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AIRTRAN HOLDINGS, INC.

/s/ Arne G. Haak
Arne G. Haak
Chief Financial Officer